UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-19612
ImClone Systems Incorporated (n/k/a ImClone LLC)

(Exact name of registrant as specified in its charter)
180 Varick Street
New York, New York 10014
(212) 645-1405

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share, and associated preferred stock purchase rights
1-3/8% Convertible Notes due 2024

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section l3(a) or l5(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule l2h-3(b)(1)(ii)	☐
Rule l5d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.001, and associated preferred stock purchase rights: 1
1-3/8% Convertible Notes due 2024: 29
     Pursuant to the requirements of the Securities Exchange Act of 1934, ImClone LLC (f/k/a ImClone Systems Incorporated) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: December 5, 2008

IMCLONE LLC (f/k/a ImClone Systems Incorporated)
By:	/s/ GREGORY T. MAYES
	Name:	Gregory T. Mayes
	Title:	Vice President and Deputy General Counsel